UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CapitalSource Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

14O55X 10 2

(CUSIP Number)

Jay Young, Esq.
Legal Division NC0630
Wachovia Corporation
One Wachovia Center
301 South College Street
30th Floor
Charlotte, North Carolina 28288-0630
(704) 715-2490

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D/A

CUSIP NO. 14055X 10 2

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wachovia Capital Partners, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(See Instructions)	(b) ☐
Not applicable

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina

(7)	SOLE VOTING POWER
NUMBER OF	6,839,082
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	6,839,082

(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,082

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

(14)	TYPE OF REPORTING PERSON (See Instructions)
OO

         The Statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2003 by the Reporting Person is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 4       Purpose of Transaction.

Item 4 of the Statement is amended and updated as follows:

         On January 20, 2004, the Issuer filed with the SEC a registration statement on Form S-1 (Registration No. 333-112002) which was subsequently amended on January 23, 2004, January 27, 2004 and February 2, 2004 (together, the “2004 Registration Statement”). The 2004 Registration Statement was declared effective by the SEC on February 2, 2004. The 2004 Registration Statement relates to a firm commitment underwritten offering of 17,500,000 shares of Common Stock (including 2,500,000 shares subject to an option granted to the underwriters named therein to cover over-allotments) by the selling shareholders named therein, which includes the Reporting Person. No shares will be issued by the Issuer. For more information regarding the offering, see the 2004 Registration Statement as filed with the SEC.

         Pursuant to the Underwriting Agreement dated February 2, 2004 among Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and Lehman Brothers Inc., as representatives of the underwriters, the Issuer, and the selling stockholders party thereto, including the Reporting Person (the “2004 Underwriting Agreement”), the number of shares to be offered and sold by the Reporting Person pursuant to the 2004 Registration Statement assuming the underwriters do not exercise their over-allotment option is 1,366,110 shares or 1.2 % of the total shares of the Issuer outstanding based on 118,780,773 shares of Common Stock outstanding as of December 31, 2003. If the underwriters do exercise in full their over-allotment option, the Reporting Person would sell an additional 197,777 shares, equal to 0.2 % of the total shares outstanding as of December 31, 2003. Assuming the underwriters do not exercise their over-allotment option, the Reporting Person will own 5,472,972 shares of Common Stock after the offering or 4.6% of the total shares outstanding as of December 31, 2003. If the underwriters do exercise in full their over-allotment option, the Reporting Person will own 5,275,195 after the offering or 4.4% of the total shares outstanding as of December 31, 2003. The completion of the offering is subject to the conditions set forth in the 2004 Underwriting Agreement.

Item 5       Interest in Securities of the Issuer.

Item 5(e) of the Statement is amended and updated as follows:

(e)	Upon consummation of the offering described in this Amendment, the Reporting Person will cease to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

Item 6       Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is amended and updated as follows:

         Pursuant to the 2004 Underwriting Agreement, the Reporting Person has agreed, subject to the terms and conditions of the 2004 Underwriting Agreement, until May 20, 2004, not to offer, sell, pledge, contract to sell or otherwise dispose of any shares of Common Stock (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of shares, provided, that the Reporting Person may enter into any private resale of shares of Common Stock so long as its transferees agree to a substantially similar lock-up arrangement. This summary of the lock-up arrangement contained in the 2004 Underwriting Agreement is qualified in its entirety by the full terms and conditions of the 2004 Underwriting Agreement, a copy of which is incorporated herein by reference.

Item 7       Material to be Filed as Exhibits.

99.1	Underwriting Agreement dated as of February 2, 2004 between Credit Suisse First Boston L.L.C., Citigroup Global Markets Inc., and Lehman Brothers Inc., as representatives for the underwriters, CapitalSource Inc. and the selling shareholders party thereto (incorporated by reference to Exhibit 1.1 of the Form S-1/A filed with the SEC on February 2, 2004).

         Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2004

WACHOVIA CAPITAL PARTNERS, LLC

	By:	/s/ Scott B. Perper

	Name:	Scott B. Perper
	Title:	Managing Partner

EXHIBIT INDEX

EXHIBIT	TITLE

99.1	Underwriting Agreement dated as of February 2, 2004 between Credit Suisse First Boston L.L.C., Citigroup Global Markets Inc., and Lehman Brothers Inc., as representatives for the underwriters, CapitalSource Inc. and the selling shareholders party thereto (incorporated by reference to Exhibit 1.1 of the Form S-1/A filed with the SEC on February 2, 2004).